77c.
Shareholder meeting results (Unaudited)

The annual meeting of shareholders was held on October 30, 2006.

At the meeting, each of the nominees for Trustees was elected, as follows:

                            Common and preferred shares

                            Votes for      Votes withheld

Jameson A. Baxter           2,113,330         436,065
Charles B. Curtis           2,113,330         436,065
Myra R. Drucker             2,112,640         436,755
Charles E. Haldeman, Jr.    2,110,530         438,865
Paul L. Joskow              2,113,330         436,065
Elizabeth T. Kennan         2,112,640         436,755
George Putnam, III          2,107,482         441,913
W. Thomas Stephens          2,113,330         436,065
Richard B. Worley           2,113,330         436,065


                                Preferred shares

                            Votes for       Votes withheld

John A. Hill                  200                 0
Robert E. Patterson           200                 0


All tabulations rounded to the nearest whole number.


A shareholder proposal requesting the Trustees to take the steps necessary to merge the fund into Putnam New York Tax Exempt
Income Fund, an open-end fund, or otherwise to permit shareholders to realize the net asset value of their shares was not voted on at the October 30, 2006 meeting.